Exhibit 99.2

SUZANO S.A. Publicly-Held Company with Authorized Capital CNPJ/ME No. 16.404.287/0001-55 NIRE 29.300.016.331
MANAGEMENT PROPOSAL AND SHAREHOLDERS’ ATTENDANCE MANUAL EXTRAORDINARY GENERAL MEETING
Date: June 8, 2022 Time:9:00 a.m.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

We hereby call the shareholders of SUZANO S.A., a publicly-held company with authorized capital, headquartered in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752, 10th floor, ZIP Code 41810-012, registered in the Companies Register under the NIRE 29.300.016.331 and in the Brazilian Taxpayer’s Registry of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. 16.404.287/0001-55, registered in the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – “CVM”) as a publicly-held company category “A” under code 1398-6 (the “Company”), pursuant to article 124 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”) and articles 4, 5 and 6 of the CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), to meet, in an exclusively digital manner, at the Extraordinary General Meeting to be held on June 8, 2022, at 9:00 am (“EGM”), in order to discuss and resolve on the following matters:

(i)	the acquisition by the Company of all the shares held by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”), registered with the CNPJ/ME under No. 07.885.392/0001-62 and by Arapar Participações S.A., registered with the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, together with FIP, the “Sellers”) in the following Target Companies: (a) Vitex SP Participações S.A., registered with CNPJ/ME under No. 16.563.643/0001-83 (“Vitex SP”); (b) Vitex BA Participações S.A., registered with the CNPJ/ME under No. 43.173.154/0001-98 (“Vitex BA”); (c) Vitex ES Participações S.A., registered with the CNPJ/ME under No. 43.173.214/0001-72 (“Vitex ES”); (d) Vitex MS Participações S.A., registered with the CNPJ/ME under No. 43.173.259/0001-47 (“Vitex MS”); (e) Parkia SP Participações S.A., registered with the CNPJ/ME under No. 16.563.671/0001-09 (“Parkia SP”); (f) Parkia BA Participações S.A., registered with the CNPJ/ME under No. 42.108.507/0001-03 (“Parkia BA”); (g) Parkia ES Participações S.A., registered with the CNPJ/ME under No. 42.566.097/0001-44 (“Parkia ES”); and (h) Parkia MS Participações S.A., registered with the CNPJ/ME under No. 42.566.153/0001-40 (“Parkia MS ” and, together with Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA and Parkia ES the “Target Companies” and “Transaction”), as well as the ratification of the execution, on April 27, 2022, of the respective shareholding purchase and sale agreement called “Share Purchase and Sale Agreement”, between the Company and the Sellers;
(ii)	the ratification of the appointment and contracting of Apsis Consultoria e Avaliação Ltda., registered with the CNPJ/ME under No. 08.681.365/0001-30, headquartered at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro (“Appraisal Company”) for the preparation of the appraisal reports at book value of the net equity of the Target Companies (“Appraisal Reports”);
(iii)	the approval of the Appraisal Reports prepared by the Appraisal Company; and
(iv)	the authorization for the Company’s Management to adopt all measures that may be necessary for the execution of the matters included in the Agenda of the EGM, ratifying the measures already adopted previously in the same sense of the resolutions taken at this EGM.

The Management Proposal, the Shareholder’s Manual and a copy of the other related documents to the matters on the EGM’s Agenda are available to shareholders at the Company’s headquarters, on the Company’s investor relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br ), pursuant to CVM Resolution 81.

General Instructions:

Pursuant to CVM Resolution 81, shareholders may participate in the EGM through a digital platform to be made available by the Company for access on the day and time of the EGM or through a remote voting ballot. The guidelines and procedures applicable to both types of attendance referred to herein, as well as the other instructions relating to the EGM are detailed in the Shareholders’ ATTENDANCE MANUAL (“Shareholder’s Manual”), which is available at Suzano’s headquarters, on the website of investor relations of the company (www.suzano.com.br/ri), as well as on the CVM (www.cvm.gov.br) and B3 (http://www.b3.com.br) websites.

The shareholder who wishes to participate in the EGM through the digital platform to be made available by the Company shall send the Company a request for access, accompanied by the necessary documentation specified in the Shareholder’s Manual and in the Management Proposal, within 48 (forty-eight) hours in advance of the EGM, that is, until 9:00 a.m. on June 6, 2022, by e-mail to the address ri@suzano.com.br, with a copy to societario@suzano.com.br.

Without prejudice to the possibility of participating and voting at the EGM, as per the instructions contained in this Call Notice and in the Management Proposal, the Company recommends that its shareholders use and give preference to the Voting Ballot for the purpose of participating in the EGM, preventing problems arising from computer equipment or connection to the shareholders’ worldwide computer network from jeopardizing the exercise of their voting rights at the EGM.

Shareholders who choose to exercise their remote voting rights may: (i) transmit voting instructions directly through the institutions and/or brokers that hold their positions in custody; (ii) transmit the voting instructions directly to the registrar of the Company’s shares, which is Itaú Corretora de Valores S.A., according to the instructions established in the Shareholder’s Manual and in the Management Proposal; or (iii) fill in the remote voting ballot (“Voting Ballot”) available at the addresses indicated above and send it directly to the Company, according to the instructions contained in the Shareholder’s Manual and in the Management Proposal for the EGM, in compliance with the rules provided for in CVM Resolution 81.

Guidance on the procedures for participation and voting in the EGM, as well as other instructions related to the EGM are detailed in the Shareholder’s Manual and in the Management Proposal.

São Paulo, May 9, 2022.

David Feffer

Chairman of the Board of Directors

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

EXPOSURE TO THE SHAREHOLDERS AND MANAGEMENT PROPOSAL

Dear Shareholders,

The Management of Suzano S.A. (the “Company”) presents below its proposal on the matters to be submitted to your resolution at the Company’s Extraordinary General Meeting to be held June 8, 2022, at 9:00 am (“EGM”) pursuant to CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”).

(i)	Acquisition by the Company of all the shares of Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA, Parkia ES and Parkia MS, as well as ratification of the SPA

In compliance with the provisions of article 256, item I, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”), Management proposes to you the approval of the acquisition, by the Company, of all the shares held by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”), registered with the CNPJ/ME under No. 07.885.392/0001-62 and by Arapar Participações S.A., registered in the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, together with FIP, the “Sellers”) in the following Target Companies: (a) Vitex SP Participações S.A., registered with the CNPJ/ME under the No. 16.563.643/0001-83 (“Vitex SP”); (b) Vitex BA Participações S.A., registered with the CNPJ/ME under No. 43.173.154/0001-98 (“Vitex BA”); (c) Vitex ES Participações S.A., registered with the CNPJ/ME under No. 43.173.214/0001-72 (“Vitex ES”); (d) Vitex MS Participações S.A., registered with the CNPJ/ME under No. 43.173.259/0001-47 (“Vitex MS”); (e) Parkia SP Participações S.A., registered with the CNPJ/ME under No. 16.563.671/0001-09 (“Parkia SP”); (f) Parkia BA Participações S.A., registered with the CNPJ/ME under No. 42.108.507/0001-03 (“Parkia BA”); (g) Parkia ES Participações S.A., registered with the CNPJ/ME under No. 42.566.097/0001-44 (“Parkia ES”); and (h) Parkia MS Participações S.A., registered with the CNPJ/ME under No. 42.566.153/0001-40 (“Parkia MS ” and, together with Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA and Parkia ES, the “Target Companies” and “Transaction”).

At the meeting held on April 27, 2022, the Company’s Board of Directors authorized the Executive Board to take the necessary measures to implement the Transaction, including the execution, on April 27, 2022, of the respective agreement for the purchase and sale of equity interest referred to as “Share Purchase and Sale Agreement” (“SPA”) between the Company and the Sellers. In this way, the Managers proposes to you the ratification of the SPA by the Company, pursuant to article 256, §1, of the Brazilian Corporation’s Law.

The Company’s Management clarifies that the execution of the Transaction does not imply the right to withdraw to any dissenting shareholders, since the shares issued by the Company have liquidity and dispersion in the market, pursuant to article 137, item II of the Brazilian Corporation’s Law.

In compliance with the provisions of article 20 of CVM Resolution 81, the Company presents the information required by Annex G of CVM Resolution 81 in Annex I of this Management Proposal.

(ii)	Ratification of the appointment and hiring of the Appraisal Company

The Management proposes to you the ratification of the appointment and hiring of the Apsis Consultoria e Avaliação Ltda., registered with the CNPJ/ME under No. 08.681.365/0001-30, headquartered at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro (“Appraisal Company”) for the preparation of the appraisal reports at book value of the net equity of the Target Companies (“Appraisal Reports”).

In compliance with the provisions of article 25 of CVM Resolution 81, the Company presents the information required by Annex L of CVM Resolution 81 in Annex II of this Management Proposal.

(iii)	Approval of the Appraisal Reports prepared by the Appraisal Company

The Management proposes to you the approval of the Appraisal Reports prepared by the Appraisal Company, contained in Annex III of this Management Proposal.

(iv)	Authorization for the Company’s Management to take all necessary measures to carry out the matters included in the EGM’s agenda

The Management proposes to you the authorization for the Company’s Management to take all necessary measures to implement the matters on the EGM’s agenda, as well as proposing the ratification of the measures previously adopted by the Management in the same sense of the resolutions taken at the EGM.

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

SHAREHOLDERS’ ATTENDANCE MANUAL - MESSAGE FROM MANAGEMENT

Dear Shareholders,

With the purposes of facilitating and encouraging your participation in the Extraordinary General Meeting of Suzano S.A. (the “Company”), to be held on held June 8, 2022, at 9:00 am in an exclusively digital way (“EGM”), we have prepared this Shareholders’ Attendance Manual (“Manual”).

This document is in line with the principles and practices of good corporate governance adopted by the Company, but does not exempt the careful and complete reading of the other documents related to the EGM, in particular the Management Proposal, prepared in accordance with the rules of the Securities and Exchange Commission (Comissão de Valores Mobiliários - “CVM”) and Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”), and available at the Company’s registered office, on the Company’s investor relations website (www. suzano.com.br/ri), as well as on the websites of CVM (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (http://www.b3.com.br).

On behalf of the Company’s Management, we invite shareholders to participate and express their opinions at the EGM, which will be held exclusively digitally, pursuant to CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”). Without prejudice to participation in the EGM through a digital platform as detailed below in this Manual, the Company also strongly encourages shareholders to use the Remote Voting Ballot, also detailed further in this Manual.

The Company reiterates that it embraces its responsibility to continue supplying Brazil and the world with pulp, paper and sanitary papers, essential raw materials or critical items for the hospital, pharmaceutical, food, personal hygiene, among others, because it believes that it is only good for the Company if it is good for the world.

Yours sincerely,

_______________________________ David Feffer Chairman of the Board of Directors	_______________________________ Walter Schalka Chief Executive Officer

SUZANO S.A.

Publicly-Held Company with Authorized Capital

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.300.016.331

EXTRAORDINARY GENERAL MEETING
to be held on JUNE 8, 2022

SHAREHOLDER ATTENDANCE MANUAL - GENERAL INFORMATION

1 Date and Time

June 8, 2022, at 9:00 a.m.

2 Place and Form of Realization

In an exclusively digital manner, pursuant to CVM Resolution No. 81, of March 29, 2022 (“CVM Resolution 81”), as detailed below, thus being considered to have been carried out at the Company’s headquarters.

3 Installation of EGM

The Extraordinary General Meeting (“EGM”) shall be convened, on first call, with the attendance of shareholders representing at least 1/4 of the Company’s total voting capital stock and, on second call, upon the publication of a new notice, it will be installed with any number of shareholders attending it.

4 Guidelines for shareholder participation in the EGM

Shareholders’ participation in the EGM may be (i) in person or by a duly constituted attorney-in-fact, subject to the provisions of article 126 of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporations Law”), in both the cases, in digital form, through a digital platform to be made available by the Company for access on the day and time of the EGM, pursuant to CVM Resolution 81 (“Digital Platform”); or (ii) through remote voting mechanisms, pursuant to CVM Resolution 81.

4.1 In-person participation through the Digital Platform

Shareholders wishing to participate in the EGM through the Digital Platform shall express their interest by sending an email, until 9:00 a.m. of June 6, 2022, to the electronic address ri@suzano.com.br, with a copy to societario@suzano.com.br, with the information contained in Annex A of this Manual, together with (i) proof of ownership of shares issued by the Company issued by the bookkeeping institution or in relation to the shareholders participating in the fungible custody of registered shares, the statement issued by the competent body containing the respective shareholding, up to 4 (four) business days before the date of the EGM, that is, from held June 2nd, 2022 (inclusively); and (ii) the necessary documentation, as specified below (“Attendance Registration”):

Individual: copy of the shareholder’s valid identity document with photo, or, if applicable, identity document of his/her attorney-in-fact and the respective power of attorney.

Legal Entities: (i) copy of the latest bylaws or restated articles of incorporation and the corporate documents that prove the legal representation of the shareholder, including any power of attorney; and (ii) copy of the identity document of the legal representative(s) of the valid shareholder(s) and with a photo.

Investment Fund: (i) copy of the last restated bylaws of the investment fund; (ii) copy of the bylaws or articles of association of its administrator or manager, as the case may be, observing the fund’s voting policy and corporate documents proving the powers of representation; and (iii) copy of the identity document of the legal representative(s) of the valid investment fund(s) and with a photo.

Participation through Attorney-in-fact: The attorney-in-fact shall have been constituted for less than 1 (one) year, and be qualified as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or, even, a financial institution.

As provided in the Circular Letter/Annual-2022-CVM/SEP, of February 24, 2022 (“Circular Letter”), corporate shareholders may be represented at the EGM by their legal representatives or by representatives duly constituted in accordance with the articles of incorporation of the respective company and with the rules of the Brazilian Civil Code, and in this specific case, there is no need for the legal entity shareholder’s representative to be a shareholder or manager of the Company or, even, a lawyer.

In the same way, investment fund shareholders, as decided by the CVM Collegiate Board under the CVM Administrative Proceeding No. RJ-2014-3578, may be represented at the EGM by their legal representatives or by representatives duly constituted by their manager or administrator, as provided for in its regulation, the bylaws or articles of association of its administrator or manager, as the case may be.

In order to facilitate and encourage the participation of shareholders in the EGM, in relation to the documents indicated above, the formalities of acknowledgment of signatures, authentication, notarization, consularization, apostille or sworn translation are waived, in the latter case, its free translation into Portuguese is sufficient. It should be noted that documents in English and Spanish are exempted even from the free translation.

After verifying the regularity of the representation documents sent under the terms above, it will be forwarded up to 2 (two) hours before the start time of the EGM, to each shareholder (or their respective attorney-in-fact, as the case may be) that has carried out the regular Attendance Registration, information and guidelines for accessing the Digital Platform, including, but not limited to, the access password. Such information and guidelines will be forwarded exclusively to the e-mail address informed in the Attendance Registration, regardless of the e-mail address used by the shareholder (or their respective attorney-in-fact, as the case may be) to send the documents and information for the purpose of carrying out such registration.

In case of need for documentary complementation and/or additional clarifications in relation to the documents sent for the purposes of the Attendance Registration, the Company will contact the shareholder (or its respective attorney-in-fact, as the case may be) to request such documentary complementation and/or additional clarifications in a timely manner that allows the sending of information and guidelines for access to the Digital Platform within the aforementioned period.

The Company clarifies that, if the shareholder (or its respective attorney-in-fact, as the case may be) does not express interest in participating in the EGM, under the terms established above, until 9:00 a.m. of June 6, 2022 or if the requests for supplementary documents and/or additional clarifications referred to in the previous paragraph are not met, in order to attest to the regularity of shareholder representation, it will not be possible for the shareholder to participate in the EGM through the Digital Platform.

The Company also emphasizes that the information and guidelines for accessing the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or their respective attorney-in-fact, as the case may be) assumes full responsibility for the possession and secrecy of the information and guidelines transmitted to it by the Company under the terms of this Manual.

The Company also requests that, on the day of the EGM, qualified shareholders access the Digital Platform at least 30 minutes before the scheduled start of work, in order to allow validation of access and participation by all shareholders that use it. Access to the EGM will not be allowed after the works have started.

In anticipation of the access information that will be sent by e-mail to the shareholder or duly registered legal representative, as described above, the Company clarifies that access to the Digital Platform may occur via videoconference (modality in which the shareholder can attend the meeting and express by voice and video) and by audioconferencing (modality in which the participant may only listen to the meeting and speak by voice).

To access the Digital Platform, it is necessary: (i) computer with camera and audio that may be enabled and (ii) internet access connection of at least 1mb (minimum bandwidth of 700kbps). Access by videoconference should preferably be done through the Google Chrome browser. In addition, it is also recommended that the shareholder disconnect any VPN or platform that eventually uses his camera before accessing the Digital Platform. If there is any access difficulty, the shareholder should contact the telephone number +55 (11) 2820-4100, followed by *0 (asterisk zero) to request support.

The Company clarifies that it is not and will not be responsible for any operational or connection problems of the shareholder, as well as any other problems external to the Company that may make it difficult or impossible for the shareholder to attend the EGM through the Digital Platform.

4.2 Attendance by sending the Voting Ballot

Shareholders may participate in the EGM by sending a remote voting ballot, which shall be completed and sent to the Company, to the respective custodian agents or to the bookkeeping agent of the shares issued by the Company under the terms of CVM Resolution 81 (“Voting Ballot”), and observing the following guidelines. The Voting Ballot shall be filled in with the shareholder’s full name (or corporate name) and the registration number at the Ministry of Economy, whether as a legal entity (CNPJ) or an individual (CPF), in addition to an e-mail address for possible contact. Furthermore, in order for the Ballot to be considered valid and the votes cast in it to be counted in the quorum of the EGM, the following instructions shall be observed: (i) the fields of the ballot shall be duly filled in; and (ii) the shareholder or his/her legal representative(s), as the case may be and in accordance with current legislation, shall sign the Voting Ballot.

Sending the Voting Ballot directly to the Company: the shareholder who chooses to exercise his/her/its right to vote remotely by sending the Voting Ballot directly to the Company, shall forward the following documents by: (i) electronic mail, to the electronic address ri@suzano.com.br, with copy to societario@suzano.com.br; or (ii) postal mail to the Company’s registered office, located in the city of Salvador, State of Bahia, at Avenida Professor Magalhães Neto, No. 1752 – 10th floor, rooms 1009, 1010 and 1011, Pituba, ZIP Code 41810-012, in both cases, to the attention of the Investor Relations Department, with the subject “Suzano – EGM June 8, 2022” and ensure that the Company receives them up to 7 (seven) days before the EGM date:

(a)	copy of the Voting Ballot relating to the EGM duly filled in, initialed and signed;
(b)	copy of the proof of ownership of shares issued by the Company issued by the bookkeeping institution or in relation to the shareholders participating in the fungible custody of registered shares, of the extract issued by the competent body containing the respective shareholding; and
(c)	copy of the following documents:

Individual: valid shareholder’s identity document with photo, or, if applicable, identity document of his/her attorney-in-fact and the respective power of attorney.

Legal Entity: (i) latest bylaws or consolidated articles of association and corporate documents that prove the legal representation of the shareholder, including any instruments of mandate; and (ii) identity document of the legal representative(s) of the valid shareholder(s) and with photo.

Investment Fund: (i) last consolidated regulation of the investment fund; (ii) bylaws or articles of association of its administrator or manager, as the case may be, in compliance with the fund’s voting policy and corporate documents proving the powers of representation; and (iii) valid identity document of the legal representative(s) of the investment fund(s) and with photo.

Attendance by Attorney-in-fact: The attorney-in-fact shall have been constituted for less than 1 (one) year, and be qualified as a shareholder or manager of the Company, a lawyer registered with the Brazilian Bar Association or, even, a financial institution. Additionally, (i) there is no need for the legal entity shareholder’s agent to be a shareholder or manager of the Company or even a lawyer, pursuant to the Circular Letter; and (ii) investment funds may be represented at the EGM by their legal representatives or by representatives duly constituted by their manager or administrator, as provided for in its regulation, the bylaws or articles of association of its administrator or manager, as the case may be.

In order to facilitate and encourage the participation of shareholders in the EGM, in relation to the documents indicated above, the formalities of acknowledgement of signatures, authentication, notarization, consularization, apostille or sworn translation are waived, in the latter case, its free translation to Portuguese is sufficient. It should be noted that documents in English and Spanish are exempted even from the free translation.

The Voting Ballot that is not accompanied by the necessary documentation to prove the condition of a shareholder or to prove its representation will not be considered valid and, consequently, will not be processed by the Company, although it may be corrected and sent back by the shareholder to the Company, observing the terms and procedures established in CVM Resolution 81.

The Company will inform the shareholder whether or not the documents received are sufficient for the vote to be considered valid, within 3 business days of receipt of the documents.

Sending the Voting Ballot to Custody Agents: Shareholders holding shares issued by the Company that are deposited with institutions and/or brokers (“Custody Agents”) at B3 S.A. – Brasil, Bolsa, Balcão (“B3”), if they provide this type of service, they will be able to vote remotely in accordance with the procedures adopted by the Custody agents who maintain their positions in custody. Shareholders holding shares deposited at B3 who choose to exercise their remote voting rights shall do so by transmitting their voting instructions to the Custody agent with whom they hold their shares in custody, in compliance with the rules determined by the latter, who will then forward such voting statements to the B3 Depository Center. As the provision of the service for collecting and transmitting instructions for filling out this Voting Ballot is optional for Custody agents, we recommend that the shareholder checks whether his/her/its custodian is qualified to provide such service and what procedures they have established for issuing the voting instructions, as well as the documents and information required by them.

Sending of the Voting Ballot to the bookkeeper of the Company’s shares: Shareholders may also transmit their voting instructions to the bookkeeper of the Company’s shares, Itaú Corretora de Valores S.A. Registration information and step-by-step instructions for issuing the digital certificate are described at the following address: http://www.itau.com.br/securitiesservices/assembleiadigital/

The Voting Ballot is available on the websites of the Company (www.suzano.com.br/ri), CVM (www.cvm.gov.br) and B3 (www.b3.com.br).

4.3 Participation of Holders of American Depositary Shares (“ADS”)

ADS holders may participate in the EGM, in which they will be represented by The Bank of New York Mellon (“BNY”), as the depositary financial institution, subject to the terms and procedures established in the Deposit Agreement signed with the Company. BNY will send voting cards (proxy) to ADS holders so that they can exercise their voting rights, being represented at the EGM through its representative in Brazil.

ADDITIONAL CLARIFICATIONS

For further information, the Company’s Investor Relations Department is available for any additional clarifications by phone +55 (11) 3503-9330 or by e-mail ri@suzano.com.br.

Annex (A) to the Shareholder’s Attendance Manual

Attendance Registration

Individual
Full Name:
CPF/ME (Tax ID):
Phone:
Email address:
Address:
Number of Shares:

Legal Entity / Investment Fund
Identification of the Legal Entity / Investment Fund
Corporate Name:
CNPJ/ME (Tax ID):
Number of Shares:
Identification of the Legal Representative
Full Name:
CPF/ME (Tax ID):
Office:
Phone:
Email address:
Address:

Attorney-in-fact
Attorney Identification
Full Name:
CPF/ME (Tax ID):
Phone:
Email address:
Address:
Identification of the Represented person, if Individual
Full Name:
CPF/ME (Tax ID):
Number of Shares:
Identification of the Representative entity, if Legal Entity/Investment Fund
Corporate Name:
CNPJ/ME (Tax ID):
Number of Shares:

ANNEX I - INFORMATION REQUIRED BY ANNEX G
OF CVM RESOLUTION 81

(pursuant to article 20 of CVM Resolution 81)

Information on the acquisition of control of Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA, Parkia ES and Parkia MS

1. Business Description

Acquisition, by the Company, of all the shares held by Investimentos Florestais Fundo de Investimento em Participações Multiestratégia (“FIP”), registered with the CNPJ/ME under No. 07.885.392/0001-62 and by Arapar Participações S.A., registered with the CNPJ/ME under No. 07.527.375/0001-53 (“Arapar” and, together with FIP, the “Sellers”) in the capital stock of Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, of Parkia BA, Parkia ES and Parkia MS, qualified below (“Transaction”), under the terms and conditions set forth in the “Share Purchase and Sale Agreement” (“SPA”), entered into on April 27, 2022 between the Company and the Sellers.

2. Legal reason why the deal was submitted for approval by the meeting

The Transaction is being submitted for approval by the Company’s general meeting since the purchase price constitutes, for the Company, a relevant investment, pursuant to article 256, item I, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation’s Law”).

3. Regarding the companies whose control will be acquired:

a. Name and qualification

VITEX SP PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 16.563.643/0001-83 (“Vitex SP”);

VITEX BA PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 43.173.154/0001-98 (“Vitex BA”);

VITEX ES PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 43.173.214/0001-72 (“Vitex ES”);

VITEX MS PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 43.173.259/0001-47 (“Vitex MS”);

PARKIA SP PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 16.563.671/0001-09 (“Parkia SP”);

PARKIA BA PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala

215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 42.108.507/0001-03 (“Parkia BA”);

PARKIA ES PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, Sala 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 42.566.097/0001-44 (“Parkia ES”); and

PARKIA MS PARTICIPAÇÕES S.A., corporation, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, block 2, room 215 (part), Barra da Tijuca, ZIP Code 22775-057, registered with the CNPJ/ME under No. 42.566.153/0001-40 (“Parkia MS" and, together with Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA and Parkia ES, the “Target Companies”).

b. Number of shares or quotas of each class or type issued

Vitex SP: 13,271,994 (thirteen million, two hundred and seventy-one thousand, nine hundred and ninety-four) common, registered shares with no par value and 739,638 (seven hundred and thirty-nine thousand, six hundred and thirty-eight) preferred shares;

Vitex BA: 28,365,910 (twenty-eight million, three hundred and sixty-five thousand, nine hundred and ten) common, registered shares with no par value and 1,216,593 (one million, two hundred and sixteen thousand, five hundred and ninety-three) preferred shares;

Vitex ES: 20,306,570 (twenty million, three hundred and six thousand, five hundred and seventy) common, registered shares with no par value and 456,456 (four hundred and fifty-six thousand, four hundred and fifty-six) preferred shares;

Vitex MS: 19,662,426 (nineteen million, six hundred and sixty-two thousand, four hundred and twenty-six) common, registered shares with no par value and 1,095,771 (one million, ninety-five thousand, seven hundred and seventy-one) preferred shares;

Parkia SP: 97,037,839 (ninety-seven million, thirty-seven thousand, eight hundred and thirty-nine) common, registered shares with no par value and 1,687 (one thousand, six hundred and eighty-seven) preferred shares;

Parkia BA: 207,445,378 (two hundred and seven million, four hundred and forty-five thousand, three hundred and seventy-eight) common, registered shares with no par value;

Parkia ES: 138,505,867 (one hundred and thirty-eight million, five hundred and five thousand, eight hundred and sixty-seven) common, registered shares with no par value and 5,775,762 (five million, seven hundred and seventy-five thousand, seven hundred and sixty-two) preferred shares; and

Parkia MS: 143,795,116 (one hundred and forty-three million, seven hundred and ninety-five thousand, one hundred and sixteen) common, registered shares with no par value and 2,501 (two thousand, five hundred and one) preferred shares.

c.

List of all controllers or members of the controlling block, direct or indirect, and their participation in the capital stock, if they are related parties, as defined by the accounting rules that deal with this matter

Not applicable, since the indirect control of the Target Companies belongs entirely to the Sellers, therefore, there are no members of the control block of the Target Companies that are related parties of the Company, as defined by the accounting rules that deal with this matter.

d.	Information in relation to each class or type of shares of the company whose control will be acquired
i.	Minimum, average and maximum quotation for each year, in the markets in which they are traded, in the last 3 (three) years

Not applicable, as the Target Companies are not publicly-held companies and do not have shares admitted to trading on the stock exchange or other markets.

ii.	Minimum, average and maximum quotation for each quarter, in the markets in which they are traded, in the last 2 (two) years

Not applicable, as the Target Companies are not publicly-held companies and do not have shares admitted to trading on the stock exchange or other markets.

iii.	Minimum, average and maximum quotation for each month, in the markets where they are traded, in the last 6 (six) months

Not applicable, as the Target Companies are not publicly-held companies and do not have shares admitted to trading on the stock exchange or other markets.

iv.	Average quote, in the markets where they are traded, in the last 90 days

Not applicable, as the Target Companies are not publicly-held companies and do not have shares admitted to trading on the stock exchange or other markets.

v.	Equity value at market prices, if information is available

Not applicable, as the Target Companies are not publicly-held companies and do not have shares admitted to trading on the stock exchange or other markets.

vi.	Amount of annual net income in the last 2 (two) fiscal years, monetarily restated

Target company	Updated Annual Net Profit
	2021	2020
Vitex SP	BRL 2,644,854.37	BRL 12,319,313.47
Vitex BA	BRL 4,801,626.58	N/A
Vitex ES	BRL (3,627,096.44)	N/A
Vitex MS	BRL 5,361,860.05	N/A
Parkia SP	BRL 32,114,686.18	BRL 86,429,364.81
Parkia BA	BRL 19,851,557.57	N/A
Parkia ES	BRL (30,055,094.57)	N/A
Parkia MS	BRL 47,446,942.1	N/A

4. Main terms and conditions of the deal

The Company’s Management hereby informs shareholders that the information and data provided below are merely summaries and simplifications of the terms and conditions agreed by the Company with the Sellers, so that they do not reflect the full extent and exceptions applicable to each of the respective clauses.

a. Identification of sellers

INVESTIMENTOS FORESTAIS FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES MULTISTRATEGY, an investment fund constituted in accordance with Brazilian legislation, registered with the CNPJ/ME under No. 18.356.327/0001-66, headquartered in the city of São Paulo, State of Avenida das Nações Unidas, No. 14.261, WT Morumbi, Ala B, 20th floor, Vila Gertrudes, ZIP Code 04794-000; and

ARAPAR PARTICIPAÇÕES S.A., corporation, registered with the CNPJ/ME under No. 07.527.375/0001-53, headquartered in the city of Rio de Janeiro, State of Rio de Janeiro, at Avenida João Cabral Mello Neto, No. 850, Bloco 2, room 215 (part), Barra da Tijuca, ZIP Code 22775-057.

b. Total number of shares or quotas acquired or to be acquired

The Company clarifies that it is acquiring all the shares held by FIP and Arapar in the share capital of Vitex SP, Vitex BA, Vitex ES, Vitex MS, Parkia SP, Parkia BA, Parkia ES and Parkia MS (“Target Companies”), corresponding to 100% (one hundred percent) of the capital stock of such Target Companies.

Additionally, (i) the FIP owns common, registered shares with no par value and preferred shares representing approximately 32% of the capital stock of Vitex SP, Vitex BA, Vitex ES and Vitex MS and approximately 25% of the capital stock of Vitex SP, Vitex BA, Vitex ES and Vitex MS and approximately 25% of the capital stock of Parkia SP, Parkia BA, Parkia ES and Parkia MS; and (ii) Arapar owns common, registered shares with no par value and preferred shares representing approximately 68% of the capital stock of Vitex SP, Vitex BA, Vitex ES and Vitex MS. The remaining shares of the share capital of Parkia SP, Parkia BA, Parkia ES and Parkia MS (corresponding to approximately 75% of the respective share capital) are held by Vitex SP, Vitex BA, Vitex ES and Vitex MS, respectively.

Below are the number of shares of each Target Company being acquired directly by the Company:

Vitex SP: 13,271,994 (thirteen million, two hundred and seventy-one thousand, nine hundred and ninety-four) common, registered shares with no par value and 739,638 (seven hundred and thirty-nine thousand, six hundred and thirty-eight) preferred shares, currently held by FIP and Arapar;

Vitex BA: 28,365,910 (twenty-eight million, three hundred and sixty-five thousand, nine hundred and ten) common, registered shares with no par value and 1,216,593 (one million, two hundred and sixteen thousand, five hundred and ninety-three) preferred shares, currently held by FIP and Arapar;

Vitex ES: 20,306,570 (twenty million, three hundred and six thousand, five hundred and seventy) common, registered shares with no par value and 456,456 (four hundred and fifty-six thousand, four hundred and fifty-six) preferred shares, currently held by FIP and Arapar;

Vitex MS: 19,662,426 (nineteen million, six hundred and sixty-two thousand, four hundred and twenty-six) common, registered shares with no par value and 1,095,771 (one million, ninety-five thousand, seven hundred and seventy-one) preferred shares, currently held by FIP and Arapar;

Parkia SP: 97,037,839 (ninety-seven million, thirty-seven thousand, eight hundred and thirty-nine) common, registered shares with no par value and 1,687 (one thousand, six hundred and eighty-seven) preferred shares, currently held by the FIP and Vitex SP;

Parkia BA: 207,445,378 (two hundred and seven million, four hundred and forty-five thousand, three hundred and seventy-eight) common, registered shares with no par value, currently held by FIP and Vitex BA;

Parkia ES: 138,505,867 (one hundred and thirty-eight million, five hundred and five thousand, eight hundred and sixty-seven) common, registered shares with no par value and 5,775,762 (five million, seven hundred and seventy-five thousand, seven hundred and sixty-two) preferred shares, currently held by FIP and Vitex ES; and

Parkia MS: 143,795,116 (one hundred and forty-three million, seven hundred and ninety-five thousand, one hundred and sixteen) common, registered shares with no par value and 2,501 (two thousand, five hundred and one) preferred shares, currently held by the FIP and Parkia MS.

c. Total price

The base price is the equivalent in Reais to six hundred and sixty-seven million U.S. dollars (USD 667,000,000.00), subject to adjustments after the closing of the Transaction.

d. Price per share or quota of each type or class

Not applicable, since the Company and the Sellers have not established an acquisition price for each of the Target Companies, individually considered.

In this sense, and for informational purposes only, the Company prepared the table below to illustrate, as an example, what would be the acquisition price per share, using the division of the total acquisition value1, under the terms of the SPA, by the proportion of the Net Equity of each of the Target Companies in the totality of the business.

Company	Price per Share (Common and Preferred Shares)
Vitex SP	BRL 0.7720
Vitex BA	BRL 4.4342
Vitex ES	BRL 4.2478
Vitex MS	BRL 4.6804
Parkia SP	BRL 0.7754
Parkia BA	BRL 4.4017
Parkia ES	BRL 4.2561
Parkia MS	BRL 4.7032

e. Payment terms

The price will be paid by the Company to each Seller, in proportion to the number of shares held by each Seller in the capital stock of the Target Companies, by means of electronic transfer of immediately available funds (TED) into the Sellers’ bank accounts, in two installments, the first installment in the amount equivalent in reais to USD 330,000,000.00 (three hundred and thirty million U.S. dollars), payable at the closing date and the second installment in the amount equivalent in reais to USD 337,000,000.00 (three hundred and thirty- seven million U.S. dollars), payable within 12 (twelve) months after the closing date of the Transaction.

1 In accordance with the terms of the SPA, the price to be paid by the Company to the Sellers is expressed in US dollars. For the purposes of the above information, it was used the PTAX quotation value on March 31, 2022.

f. Conditions precedent to which the Transaction is subject

(i)

Each of the representations and warranties made by the parties in the SPA shall be true, accurate, complete and correct in all material respects as of the closing date, as if such representations and warranties had been made on the closing date (except for statements and warranties that are given with respect to a specific date, in which case such representations and warranties shall have been true, accurate, correct and correct on such date);

(ii)	All agreements and covenants contained in the SPA to be implemented on or before the closing date shall have been implemented or complied with by the applicable parties;
(iii)

Sobrasil Comercial S.A., Garacuí Comercial S.A., Claraíba Comercial S.A. and Duas Marias Comercial S.A., special purpose companies wholly owned respectively by Parkia SP, Parkia BA, Parkia ES and Parkia MS (“SPEs”), shall have conducted their activities in the ordinary course of business;

(iv)	Obtaining of the approval of the Company’s shareholders at a general meeting, as required by article 256 of the Brazilian Corporation’s Law;
(vi)	Presentation, by the Sellers, of the audited financial statements of the Target Companies, for the year ended on December 31, 2021;
(vii)	Update of Share Transfer Books and Share Registration Books of Target Companies and SPEs;
(viii)	Fulfillment, by the Company, of the financial obligations related to the purchase of standing wood under the terms of the contracts signed with the SPEs;
(ix)

No law shall have been enacted, revoked or amended, no judicial or administrative order, law, decree or the like shall have been granted, by any governmental authority of competent jurisdiction, and no other restrictions or prohibitions shall have been issued, enacted or applied, nor be in full force and effect, which prevents, restricts or makes the implementation of the Transaction illegal; and

(x)	The Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica - “CADE”) shall have approved the completion of the Transaction.

g. Summary of Sellers’ representations and warranties

The Sellers provided representations and warranties in relation to themselves, to the Target Companies and to the SPEs, customary for operations of this type, including, among other topics applicable to operations of this nature, in relation to: (i) incorporation and authorization; (ii) valid and binding agreement; (iii) consents and approvals; and (iv) no conflict.

H. Provisions about indemnification

In summary, among other indemnification obligations usual for operations of this nature, the Sellers shall indemnify, defend and hold harmless the Company and its related parties against any losses resulting from:

(i)	any breach or inaccuracy of any representation and warranty of the Sellers (in relation to themselves and in relation to the Target Companies and the SPEs);
(ii)	any breach of any agreement or obligation of the Sellers, the Target Companies and the SPEs;

(iii)	any liabilities, obligations and/or responsibilities arising from or in connection with labor, social security and Tax matters related to the Target Companies and the SPEs;
(iv)	any responsibilities or contingencies of any nature related to any acts, facts or omissions of the Sellers that are not related to the Target Companies and/or SPEs.

In summary, the Company shall indemnify, defend and hold the Sellers and their related parties harmless against any losses resulting from:

(i)	any breach or inaccuracy of any representation and warranty of the Company;
(ii)	any breach of any agreement or obligation of the Company;
(iii)	any acts, facts or omissions related to any of the Target Companies and/or SPEs that may be claimed from the Sellers and their indemnifiable parties as of the closing date; and
(iv)	any liabilities or contingencies of any nature related to any acts, facts or omissions of the Company that are not related to the Target Companies and/or SPEs.

i. Required governmental approvals

The Transaction was submitted for prior approval by CADE on April 29, 2022.

j. Granted Guarantees

The Company did not grant a guarantee to secure the payment of the purchase price of the Target Companies.

The Sellers’ indemnification obligations are secured by a personal guarantee granted by a company that is a related party to the Sellers.

5. Description of the business purpose

Considering that the Company already owns and uses the forestry assets existing in the real estate held by the SPEs through rural partnership agreements entered into in 2013 by its predecessor, Fibria Celulose S.A., the Transaction aims to reduce expenditure on the purchase of wood, which becomes integrated into its assets, and guarantee the Company’s forest base in strategic areas aligned with its long-term operations.

6. Analysis of business benefits, costs and risks

The Transaction is in line with Suzano’s strategy of being “best-in-class” in terms of total pulp costs, by reducing expenditure on the purchase of wood, as well as guaranteeing a forest base in areas that are strategic to its operations in the long term. In order to carry out the Transaction, the Company assumed costs with legal and financial advisors, costs with the preparation of appraisal reports and costs related to the implementation of the conditions precedent.

7. Costs that will be incurred by the Company if the Transaction is not approved

If the general meeting is not held within 50 (fifty) days from the date of signature of the SPA (that is, until June 15, 2022), the Company will incur a compensatory fine in the amount equivalent to BRL 100,000.00 (one hundred thousand reais) per day until the installation of the general meeting for consideration of the Transaction. After 100 (one hundred) days have elapsed since the signature of the SPA, without the general meeting being held, the Sellers will have the right to terminate the SPA and will be entitled to receive a compensatory fine in the amount equivalent in reais to USD 18,000,000.00 (eighteen million U.S. dollars).

In addition to the above penalty, the Company will have incurred costs with legal and financial advisors, costs with the preparation of appraisal reports and costs related to the implementation of the conditions precedent.

8 Description of sources of funds for the business

The funds used by the Company to carry out the Transaction come from its cash and cash equivalents.

9.	Description of the managers’ plans for the company whose control was or will be acquired

Maintenance of the Company’s forest base and own supply of standing wood for its operations.

10.	Justified statement from the managers recommending approval of the business

The Company’s managers understand that the Transaction will result in the improvement of the Suzano’s strategy of being “best-in-class” in the total cost of pulp, through the reduction of expenditure on the purchase of wood, guaranteeing forest base in strategic areas to its long-term operations.

11.

Existing corporate relationship, albeit indirect, between (a) sellers or the company whose control has been or will be sold; and (b) parties related to the Company, as defined by the accounting rules that deal with this matter

Not applicable, considering that none of the Sellers or Target Companies has any corporate relationship, direct or indirect, with parties related to the Company, as defined by the accounting rules that deal with this matter.

12.

Details of any business carried out in the last 2 (two) years by parties related to the company, as defined by the accounting rules that deal with this matter, with equity interests or other securities or debt securities of the company whose control was or will be acquired

Not applicable, given that no transactions of this nature were carried out in the last 2 (two) years.

13.	Copy of all studies and appraisal reports, prepared by the company or by third parties, which supported the negotiation of the acquisition price

The Appraisal Reports of the Target Companies are available in Annex III of the Management Proposal.

14.	Information from third parties who prepared studies and appraisal reports

a. Name

Apsis Consultoria e Avaliação Ltda.

b. Capability

Apsis stands out in the market as an independent consulting firm specializing in valuations and value creation for its clients, including:

●More than BRL 600 billion valued in the last 3 (three) years in assets;
●	Financial, accounting and tax advice in acquisition and fundraising processes for several public and private companies;
●	Diagnosis for the adoption of new accounting pronouncements for several companies, from the most varied segments;
●	More than 23 million assets inventoried and reconciled in the last 3 (three) years;
●	2,000 (two thousand) customers, 80% of which are large companies;

●	More than BRL 65 billion in properties evaluated in the last 5 (five) years;
●	More than 500 (five hundred) reports registered with the CVM; and
●	In the last 2 (two) years, they have identified and evaluated more than BRL 40 billion in purchase price allocation processes.

Apsis is registered with the Rio de Janeiro Regional Accounting Council under number 005112/O-9.

c. Selection criteria

Cost and deadline for delivery of appraisal reports.

d.	Inform if they are related parties to the company, as defined by the accounting rules that deal with this matter

The selected appraisal company is not a related party to the Company, as defined by the accounting rules that deal with this matter.

ANNEX II - INFORMATION REQUIRED BY ANNEX L
OF CVM RESOLUTION 81

(pursuant to article 25 of CVM Resolution 81)

Information About Appraisers

1. List the appraisers recommended by the Management

APSIS CONSULTORIA E AVALIAÇÕES LTDA., company established at Rua do Passeio, No. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered with CNPJ/ME under No. 08.681.365/0001-30 (“Apsis”).

2. Describe the capacitation of recommended appraisers

●	Apsis stands out in the market as an independent consulting company specialized in valuations and value creation for its clients, including: More than BRL 600 billion valued in the last 3 (three) years in assets;
●	Financial, accounting and tax advice in acquisition and fundraising processes for several public and private companies;
●	Diagnosis for the adoption of new accounting pronouncements for several companies, from the most varied segments;
●	More than 23 million assets inventoried and reconciled in the last 3 (three) years;
●	2,000 (two thousand) customers, 80% of which are large companies;
●	More than BRL 65 billion in properties evaluated in the last 5 (five) years;
●	More than 500 (five hundred) reports registered with the CVM; and
●	In the last 2 (two) years, they have identified and evaluated more than BRL 40 billion in purchase price allocation processes.

Apsis is registered with the Rio de Janeiro Regional Accounting Council under number 005112/O-9.

3.	Provide a copy of the work proposals and compensation of the recommended appraisers

A copy of the proposed work and remuneration of the recommended appraisal company can be found at the end of this Annex II.

4.

Describe any relevant relationship existing in the last 3 (three) years between the recommended appraisers and parties related to the company, as defined by the accounting rules that deal with this matter

There is no material relationship between the recommended appraisal company and the parties related to the Company, as defined by the accounting rules that deal with this matter.

ANNEX III - APPRAISAL REPORTS

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